How are voting instructions being solicited?

The Board expects to make this solicitation primarily by mail. However, in addition to soliciting voting instructions by mail, the officers and Trustees of the Trust and persons affiliated with Thrivent Asset Management, LLC (“TAM” or the “Adviser”), the Trust’s investment adviser, may solicit voting instructions personally or by telephone or other electronic means. The Trust may also retain a proxy solicitation firm to assist in any special, personal solicitation of voting instructions. The costs for such a proxy solicitation firm are not expected to exceed $240,000. The Board has determined an equitable allocation of the costs of solicitation, including the cost of retaining a proxy solicitation firm, and other expenses incurred in connection with preparing this proxy statement, as described below. The costs of electing Trustees, estimated to be $615,000, are an expense of the Trust and will be borne by the Funds. Such costs will be allocated among the Funds based upon their respective numbers of shareholders. The incremental costs associated with Proposal 2 are estimated to be $375,000, of which half will be paid by TAM and half will be paid by the Asset Allocation Funds. Such costs paid by the Asset Allocation Funds will be allocated among the Asset Allocation Funds based upon their respective numbers of shareholders. Should a proposal not be approved, the Board will determine an equitable allocation of the costs associated with such proposal.

Additional Information about the Funds

The financial statements of each Fund for the fiscal year ended October 31, 2008 (or December 31, 2008, in the case of the Thrivent Real Estate Securities Fund, Thrivent Equity Income Plus Fund and Thrivent Diversified Income Plus Fund), are included in the Funds’ annual reports, which have been previously sent to shareholders. The Trust will provide you with a copy of an annual or semiannual report without charge. You may obtain a copy of these reports by writing to Thrivent Mutual Funds, 625 Fourth Avenue South, Minneapolis, Minnesota 55415 or by calling toll-free (800) 847-4836. These reports are also available on the website (www.thrivent.com) of Thrivent Financial for Lutherans (“Thrivent Financial”).

and 0.10% of average daily net assets over $2 billion. This investment advisory fee is paid to TAM for overseeing and implementing the asset allocation strategies of the Asset Allocation Funds. In addition to the advisory fee at the fund-of-funds level, which applies to the overall asset allocation decisions, each Asset Allocation Fund also pays indirectly its portion of the investment advisory fees and other expenses of the underlying funds in which it invests.

The current investment advisory fee structure of the Asset Allocation Funds does not contemplate the Asset Allocation Funds’ holding investments directly rather than investing only in underlying funds. If Asset Allocation Funds hold investments in underlying funds, TAM receives an investment advisory fee at the underlying fund level to compensate it for its work in security selection in the underlying fund and also a fee at the Asset Allocation Fund level for its overall asset allocation work. Thus, currently, if the Asset Allocation Funds hold investments directly, TAM is compensated only for its asset allocation work but not for its selection and monitoring of the individual securities.

The Board believes that TAM should be compensated fairly for both its work in overseeing and implementing the Asset Allocation Funds’ asset allocation strategy and also for its selection and monitoring of individual securities. Moreover, the Board does not believe that it is appropriate for TAM to have an incentive to hold securities at one level as opposed to another. Accordingly, it is proposed that the investment advisory agreements between the Asset Allocation Funds and TAM be amended to reflect an alternative fee structure that contemplates the possibility that the Asset Allocation Funds may hold some or all of their assets directly in other securities, rather than investing substantially all of their assets in underlying funds.

Under the proposed new fee structure, each Asset Allocation Fund would continue to pay the same investment advisory fee to TAM for its asset allocation work, expressed as an annual rate, of 0.15% of the first $500 million of average daily net assets, 0.125% of average daily net assets over $500 million but less than $2 billion and 0.10% of average daily net assets over $2 billion. For investments held directly by the Asset Allocation Funds, each Asset Allocation Fund would also pay an investment advisory fee on such investments as follows (in each case expressed at an annual rate as a percentage of average daily net assets):

Thrivent Moderately Conservative Allocation Fund	0.45%
Thrivent Moderate Allocation Fund	0.50%
Thrivent Moderately Aggressive Allocation Fund	0.55%
Thrivent Aggressive Allocation Fund	0.60%

Each rate is intended to approximate the blended investment advisory fees that such Asset Allocation Fund paid during its most recent fiscal year through the underlying funds in which it invests. Should an Asset Allocation Fund invest in an unaffiliated fund (i.e., a fund other than a Thrivent mutual fund), such investment would be considered a direct investment and the fee schedule above would apply in addition to the expenses of such unaffiliated fund. Some Thrivent mutual funds in which the Asset Allocation Funds may invest currently have breakpoints in their investment advisory fees that will not be applicable should the Asset Allocation Funds hold direct investments rather than investing in such underlying funds. This change in fee structure is not intended to result in any increase in revenue to TAM and should not result in any increase in the overall fees paid by shareholders of the Asset Allocation Funds. TAM has contractually agreed that, should the proposal be approved, it will cap the total amount of the Net Annual Fund and Underlying Fund Expenses (i.e., the total fund operating expenses paid directly or indirectly by Asset Allocation Fund shareholders) for each Asset Allocation Fund so that such expenses will not increase for a period of at least two years from the date of shareholder approval.

Reasons for the Proposal

TAM, the investment adviser to the Asset Allocation Funds, believes that it often can be in the best interests of the Asset Allocation Funds to hold securities and other instruments directly, rather than investing only in affiliated funds, government securities and short-term paper. There are a number of reasons why it might be advantageous for an Asset Allocation Fund to purchase and hold investments directly:

•

TAM may believe that it is in the best interests of the Asset Allocation Funds to invest in an asset class for which there is no underlying fund, such as convertible securities or senior loans. Investing in such additional asset classes can provide the benefits of additional diversification to the Asset Allocation Funds.

•

TAM may determine that it would be desirable for the Asset Allocation Funds to weight a particular investment or type of investment differently in the Asset Allocation Funds than in the corresponding underlying funds. Since the Asset Allocation Funds invest in the various asset classes as part of an overall asset allocation strategy, it may be appropriate for an Asset Allocation Fund to over- or underweight a particular investment or type of investment as compared to an underlying fund that invests only in a particular asset class and manages its diversification requirements accordingly.

•

The ability to hold securities and other instruments directly in the Asset Allocation Funds may reduce brokerage transaction costs. Underlying funds typically hold 100-200 different securities and when an Asset Allocation Fund reallocates its assets and buys and sells shares of underlying funds, the underlying funds may need to manage those inflows and outflows by purchasing or selling a significant number of securities. The Asset Allocation Funds hold a significant percentage of the shares of the underlying funds and bear a proportionate amount of such transaction costs. Holding securities and other instruments directly in the Asset Allocation Funds may allow the Asset Allocation Funds to reduce transaction costs by purchasing and selling a smaller number of securities and other instruments. Investing directly in a smaller number of securities could result in additional volatility within an asset class; however, the Asset Allocation Funds will continue to invest in a wide variety of asset classes, which TAM believes will mitigate any such volatility.

•

Investing directly in securities and other instruments may permit the Asset Allocation Funds to manage cash more efficiently. Since each of the underlying funds must meet daily redemption requests, as do the Asset Allocation Funds, the Asset Allocation Funds effectively hold cash at two levels. Holding securities and other instruments directly in the Asset Allocation Funds may allow the Asset Allocation Funds to remain more fully invested, in accordance with each Asset Allocation Fund’s investment objective.

•

The ability to purchase and sell securities and other instruments directly will assist TAM in making tactical asset allocation changes in the Asset Allocation Funds more efficiently. To the extent that the Asset Allocation Funds invest only in underlying funds, they must make changes to their tactical asset allocations by purchasing or selling shares of the underlying funds as of the close of business at that day’s net asset value. The ability to buy and sell securities and other instruments directly also allows the Asset Allocation Funds to make tactical asset allocations during the trading day rather than at the close of business, when the underlying funds determine their respective net asset values.

Board Considerations

At its meeting on February 17, 2009, the Board voted unanimously to approve the proposed new fee structure for each Asset Allocation Fund. The Board had recently reapproved the existing Advisory Agreement between the Trust and TAM for each Asset Allocation Fund at its meeting on November 11, 2008. In connection with its approval of the Advisory Agreement and the new fee structure, the Board considered the reasons for the proposal listed above as well as the following factors:

1.	The nature, extent and quality of the services provided by TAM;

2.	The performance of the Asset Allocation Funds;

3.	The costs of services provided and profits realized by TAM;

4.	The extent to which economies of scale may be realized as the Asset Allocation Funds grow; and

5.	Whether the breakpoint levels reflect these economies of scale for the benefit of shareholders.

The Contracts Committee of the Board (consisting of each of the Independent Trustees of the Trust) met on July 24, August 26 and November 11, 2008 to consider information relevant to the process. The Independent Trustees also retained the services of Management Practice, Inc. (“MPI”) as an independent consultant to assist them in the compilation, organization and evaluation of relevant information. This

Current and Pro Forma Fees

Set forth below are tables showing the current expenses of each of the Asset Allocation Funds, together with pro forma expenses for each of the Asset Allocation Funds under the proposed advisory fee structure. The Adviser currently anticipates investing approximately 20% of each Asset Allocation Fund’s assets in direct investments and the remaining 80% in other Funds. The first pro forma column reflects this allocation. Over time, however, the Adviser may invest directly in securities without limitation. Accordingly, the second pro forma column reflects the anticipated expenses should the Asset Allocation Funds invest all of their assets directly.

Thrivent Aggressive Allocation Fund

ANNUAL FUND OPERATING EXPENSES

	Current Expenses		Pro Forma (20%)		Pro Forma (100%)
	Class A Shares	Institutional Class Shares	Class A Shares	Institutional Class Shares	Class A Shares	Institutional Class Shares
Management Fees[1]	0.15%	0.15%	0.27%	0.27%	0.75%	0.75%
Distribution and Service (12b-1) Fees	0.25%	None	0.25%	None	0.25%	None
Other Expenses	0.32%	0.05%	0.32%	0.05%	0.32%	0.05%
Acquired Fund (Underlying Fund) Fees and Expenses	0.72%	0.72%	0.56%	0.56%	0.00%	0.00%
Total Annual Fund Operating Expenses	1.44%	0.92%	1.40%	0.88%	1.32%	0.80%
Less Expense Reimbursement[2]	0.17%	0.00%	0.15%	0.00%	0.07%	0.00%
Net Annual Fund Operating Expenses[3]	1.27%	0.92%	1.25%	0.88%	1.25%	0.80%

[1]

Pro forma Management Fees are calculated by multiplying the applicable advisory fee on direct investments by the percentage of assets allocated to direct investments, either 20% or 100%, in the pro forma example and adding such amount to the Management Fees set forth under Current Expenses.

[2]	The amount of the expense reimbursement payable by TAM may decline as a result of the proposal if Total Annual Fund Operating Expenses decline as projected.

[3]

The Adviser has contractually agreed to cap Total Annual Fund Operating Expenses so that such expenses will not exceed 1.25% and 0.90% for Class A and Institutional Class Shares, respectively. This contractual cap will remain in place for two years from the date of shareholder approval of the proposal and will replace any expense reimbursements currently in effect.

March 20, 2009

VIA EDGAR CORRESPONDENCE

Mr. Kevin Rupert

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE:	Thrivent Mutual Funds
Schedule 14A

Dear Mr. Rupert:

Thank you for taking the time to talk with me on Thursday, March 19, 2009 regarding your comments to the preliminary proxy statement on Schedule 14A for the Thrivent Mutual Funds (the “Registrant”). The following is a description of the comments raised by you, along with a description of Registrant’s response to each comment. Where applicable, revised pages to the proxy statement are also attached, marked to show changes. We have also received comments from Ms. Michelle Roberts of the staff relating to a substantially similar preliminary proxy statement filed by an affiliate of the Registrant, Thrivent Series Fund, Inc. Where applicable, Registrant has made conforming changes to reflect Ms. Roberts’ comments in the Schedule 14A for the Thrivent Mutual Funds and Registrant has similarly made conforming changes in the Schedule 14A for the Thrivent Series Fund, Inc. to reflect your comments set forth below.

1.	You asked Registrant to clarify how the costs of proxy preparation and solicitation will be allocated among shareholders. Registrant has revised the disclosure to make more clear the manner in which the board has allocation the costs of proxy preparation and solicitation.

2.	You noted that Registrant states that the advisory fees on direct investments were set to approximate the blended advisory fee the each Asset Allocation Fund currently pays through its investments in underlying funds. You asked Registrant to clarify the period as to which this statement relates. Registrant has added disclosure noting that the blended advisory fees were calculated based on fees paid during the Asset Allocation Funds’ most recent fiscal year.

3.	You asked Registrant to include disclosure making clear that investments in non-affiliated investment companies would be treated as direct investments. Registrant has added such disclosure beneath the table of advisory fees on direct investments.

4.	You asked Registrant to disclose how proxy expenses will be treated should the proposals not be approved. Registrant has added such disclosure.

5.	You asked Registrant to add disclosure noting that certain underlying funds have breakpoints which will be unavailable to Asset Allocation Funds that instead hold securities directly. Registrant has added such disclosure beneath the table of advisory fees on direct investments.

6.	You asked Registrant to add disclosure to the expense tables that explains the manner in which pro forma Management Fees were calculated. Registrant has added such disclosure below the fee tables.

7.	You asked Registrant to add disclosure in the expense tables that fees waived by the adviser may be reduced as a result of the proposed change. Registrant has added such disclosure below the fee tables.

8.	You asked Registrant to include the Tandy letter representations in the ultimate filing. We intend to include the following representations in the cover letter that will accompany the filing of the definitive proxy statement on Schedule 14A.

•	Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or additional questions, please feel free to contact me at (612) 844-4249 or John Sullivan at
(612) 844-5704.

Thank you,

/s/ David S. Royal

David S. Royal